Filed by McDATA Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McDATA Corporation

Commission File No.: 000-31257

F I N A L    T R A N S C R I P T

BRCD - Brocade Communications Systems, Inc. Conference Call

Event Date/Time: Aug. 08. 2006 / 8:00AM ET

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F I N A L    T R A N S C R I P T

Aug. 08. 2006 / 8:00AM, BRCD - Brocade Communications Systems, Inc. Conference Call

C O R P O R A T E    P A R T I C I P A N T S

Shirley Stacy

Brocade Communications Systems - Director, IR

Mike Klayko

Brocade Communications Systems - CEO

John Kelley

McData - CEO

Richard Deranleau

Brocade Communications Systems - CFO

Tom Buiocchi

Brocade Communications Systems - VP, Marketing

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

Laura Conigliaro

Goldman Sachs - Analyst

Tom Curlin

RBC Capital Markets - Analyst

Aaron Rakers

A.G. Edwards - Analyst

Mark Kelleher

Canaccord Adams - Analyst

Mark Moskowitz

JPMorgan - Analyst

Samuel Wilson

JMP Securities - Analyst

Glenn Hanus

Needham - Analyst

Frank Timmons

Robert Baird - Analyst

P R E S E N T A T I O N

Operator

Good morning. My name is Carol, and I will be your conference facilitator. At this time I would like to welcome everyone to the Brocade and McData announcement conference call. (OPERATOR INSTRUCTIONS). Shirley, you may begin your conference.

Shirley Stacy - Brocade Communications Systems - Director, IR

Thank you. Good morning, everyone. I’m Shirley Stacy, Brocade Director of Investor Relations. Joining me today are Mike Klayko, Brocade’s CEO; John Kelley, McData’s CEO; Richard Deranleau, Brocade’s CFO, and Tom Buiocchi, Vice President of Marketing for Brocade.

Before we begin, let me cover some housekeeping items. Brocade issued two press releases today. First, the joint release with McData announcing that we have entered into a definitive agreement under which Brocade will acquire McData. Second, we

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Aug. 08. 2006 / 8:00AM, BRCD - Brocade Communications Systems, Inc. Conference Call

announced preliminary results for Brocade’s third fiscal quarter which ended July 29, 2006. These press releases were issued via PR Newswire and First Call and are available on our website at www.Brocade.com. This conference call is being audio webcast and will be archived on Brocade’s website for approximately three months. The telephones and Webcast replay will be available today after the transcript of this conference call is filed with the SEC. We expect that to be approximately 10:00 AM Pacific time or 1:00 PM Eastern time. To access the telephone replay, dial 800-642-1687 or 706-645-9291. The passcode is 427-9110.

As a reminder, the information the presenters discuss today will include forward-looking statements, including without limitation statements about the financial and strategic benefits of the merger and Brocade’s future financial performance. These forward-looking statements are only predictions and involve risks and uncertainties such that actual results may vary significantly. These and other risks are set forth in more detail in our Form 10-Q for the fiscal quarter ended April 29, 2006 and Form 10-K for the fiscal year ended October 29, 2005. The forward-looking statements reflect beliefs, estimates and predictions as of today, and Brocade expressly assumes no obligation to update any such forward-looking statement.

In addition, certain financial information that we review on today’s conference call is presented on a non-GAAP basis. The most directly comparable GAAP information and a reconciliation between non-GAAP and GAAP figures is provided in the corresponding Brocade/McData slide presentation posted on our website.

I will now turn the call over to Mike.

Mike Klayko - Brocade Communications Systems - CEO

Well, good morning and thank you for joining us today. I’m pleased to be speaking to you about two exciting news announcements Shirley just referred to. Our announcement of preliminary fiscal Q3 results demonstrates that we’re continuing to execute on our business plan with better-than-expected results, including record revenues of 188 to 189 million or 54% growth year-over-year. We will be happy to provide you with more detail and spend more time on these results during our regularly scheduled earnings call on August 17.

We will spend the rest of today’s call focusing on our announced agreement to acquire McData. Specifically I would like to cover the following on the call today — a quick overview of the transaction, some context regarding how it fits into the broader industry context, and the key benefits to our end-user customers, partners and combined shareholders. John will make a few comments, and then Richard will provide more details on the financial aspects of the transaction that we believe will allow us to achieve an accretive model and discuss our approach to integration.

I would like to now discuss Brocade’s announcement to acquire McData. As you may have already seen from this morning’s press release, Brocade and McData have entered into a definitive agreement under which Brocade will acquire McData in a stock for stock transaction valued at approximately 713 million. Under the terms of the agreement, McData Class A and B shareholders will receive 0.75 shares of Brocade common stock for each McData share they own. Upon completion, McData shareholders will own approximately 30% of Brocade.

The transaction is expected to be tax-free to McData’s stockholders. The combined Company is expected to generate significant synergies, and we expect the transaction to be accretive to Brocade on a non-GAAP earnings per share basis by the fourth quarter of combined operations. We expect the transaction will be completed as soon as Brocade’s first quarter of fiscal 2007. The transaction requires approval by both Brocade and McData shareholders and is subject to regulatory review. We believe that the combination of Brocade and McData will significantly benefit our customers, our partners and our shareholders. It is an important step that builds on Brocade’s vision for the next generation datacenter, leveraging Brocade’s product innovations and operational discipline.

Customers have been telling us about the unprecedented challenges they face today. Specifically they have told us that managing the growing volumes of corporate data remains a monumental task that is only getting more difficult in their need of next

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F I N A L    T R A N S C R I P T

Aug. 08. 2006 / 8:00AM, BRCD - Brocade Communications Systems, Inc. Conference Call

generation datacenter infrastructures and solutions to better address this problem. They have got a long list of technologies they must integrate into their environment, and they are frustrated by a lack of interoperability among vendors. Data growth compounds the complexity and limits the ability of enterprises to adopt next generation architectures. Our customers want simpler and more scalable solutions, and they want expertise and assistance in deploying and managing these next generation infrastructures. Our acquisition of McData will create a unified platform that enables interoperability advantages in the near-term and a converged platform in the longer-term, while providing protection for the investments they have made in their SAN infrastructure.

The combination of Brocade and McData will provide compelling choices and new solutions to address these evolving customer problems. We expect to deliver a new and extended benefit to our customers. Together we will be able to provide a broader range of solutions to protect and extend the billions of dollars in investments our customers have made in network storage. Together we will provide the interoperability and management unification they have been asking for, and we will accelerate the pace of innovation to deliver new meaningful solutions to address the ongoing information management challenges of our end-user customers. We are confident in our message regarding investment protection and extension for all of our existing customers. We are committed to developing unified interoperability and management tools to operate across the range of Brocade and McData installed platforms. We will have the scale in both engineering and services to accelerate the time to market for new functionality and solutions. In short, our customers will get better solutions today and new solutions in the future at a faster rate, all in a very dynamic and competitive market.

Similarly, our partners have been asking us for help to help them create new market opportunities, streamline their qualification process and reduce their costs, and provide higher levels of value-added support and services. This combination will drive incremental benefits for our mutual OEM partners by minimizing operational costs, reducing qualification time and accelerating investments in differentiated solutions to jointly develop new markets. We also expect that this combined resource will deliver even higher levels of field support and service to drive greater customer satisfaction.

The proposed combination also has compelling strategic and financial merits for our shareholders. In a moment, Richard will take you through our assumption on synergies and how we expect this transaction to be accretive by the fourth quarter of combined operations. The addition of McData will also give us important new skills and resources and provide greater scale to successfully compete in a growing and evolving new generation data center market. Brocade understands the evolving needs of our customers and has a vision for the next generation datacenter which is resonating with our customers. We have been executing well on our strategy, and this combination will allow us to accelerate our ability to do deliver that vision to our customers and partners. As we have stated many times, we are very optimistic about the future of shared storage and its role in the next generation datacenter.

Information is growing at record levels, and the need to maintain, managed and protect this information has never been more visible or critical. We continue to see tremendous opportunities for growth in data management and next generation datacenter solutions, and we believe accelerated technological innovation will be crucial to ongoing success in this environment.

With that overview, I am pleased to ask John to make a few comments on his perspective.

John Kelley - McData - CEO

Thank you, Mike. Let me start by saying that McData’s board and management fully support this transaction, and we absolutely expect to deliver the benefits to customers, partners and shareholders as Mike described. McData’s shareholders in particular will benefit through an attractive premium, in addition to ownership interest in the combined entity.

I am proud of McData’s heritage as a technology leader. When looking objectively about our ability to continue to invest to meet customer requirements, we believe that size, financial wherewithal, magnitude of customer installations, and technical

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F I N A L    T R A N S C R I P T

Aug. 08. 2006 / 8:00AM, BRCD - Brocade Communications Systems, Inc. Conference Call

prowess are characteristics we must continue to incorporates into our future at a world-class pace. The combination of Brocade and McData brings the best possible set of strengths to meet these needs.

Success will come to those who have the strength and speed to invest in a rapidly evolving and growing technology marketplace. In our view, this integration positions all of our constituencies to receive the best value from these two strong enterprises. Together we can provide the highest levels of investment protection and technology innovation to our customers and partners.

And with that, I will turn the call over to Richard.

Richard Deranleau - Brocade Communications Systems - CFO

Thank you, John. As Mike highlighted, we are very excited about the benefits of this combination for our shareholders. I will add more detail on our combined business model, transaction synergies and underlying assumptions, as well as outline at a high level our integration philosophy and execution plan.

First, let’s start with the model. For those of you who have been following us for the past couple of years, you know that we are focused on executing on a long-term financial model with the following parameters. Gross margins in a range of 55 to 58%. Non-GAAP operating expenses in a range of 38 to 40%. Non-GAAP operating margins in a range of 15 to 20%.

This transaction gives the combined companies some key advantages. It will give us the scale to take advantage of the leverage that exists in our long-term financial model. It results in a combined company with strong financial position and strong cash flow, and it drives diversification of our business mix into adjacent high-growth markets. We believe this transaction will be accretive to Brocade’s EPS on a non-GAAP basis by the fourth quarter of combined operations.

Here are some underlying assumptions. We anticipate significant cost synergies from this combination in both headcount and non-headcount-based expenses. We expect synergies to ramp in the year after the transaction closes, and we believe we can achieve approximately $100 million in annualized expense savings by the fourth quarter of combined operations. We plan to do an excellent job of providing our customers with satisfaction and investment protection for our joint customers, and we are committed to doing what is necessary to maintain and grow the combined revenue base.

But I want to help you understand that from a financial sensitivity perspective, we have modeled several combined revenue scenarios. For these financial sensitivity purposes, our model shows that even with revenue attrition of up to 30% of McData’s base, the magnitude of the anticipated synergies will allow us to have an accretive transaction by the fourth quarter of combined operations.

Let me be very clear on this — we have focused on minimizing any potential revenue loss for McData. But for modeling purposes, we have the ability to absorb significant attrition and still have an accretive transaction.

Finally, our current expectation is that we will be able to operate on a combined basis within Brocade’s long-term financial model by the end of our first full year of combined operations. We will provide more detail as we progress toward closing and refining our integration planning efforts.

I will now turn to a discussion of items that pertain to our balance sheets. We anticipate that there will be onetime cash restructuring and other costs associated with this transaction. These costs will include such things as lease write-offs, severance and other transaction-related fees and expenses. We think it is very important that we retain key skills and capabilities within the McData operations prior to the close of the transaction and during subsequent integration periods. We will give you more information on these charges as we move further along into the transaction.

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F I N A L    T R A N S C R I P T

Aug. 08. 2006 / 8:00AM, BRCD - Brocade Communications Systems, Inc. Conference Call

In addition to assuming the cash on McData’s balance sheet, at the time of closing, Brocade will guarantee McData’s existing convertible debentures. The conversion price of the debentures will be adjusted based on the .75 exchange ratio. Brocade has a very strong balance sheet, and we expect to have more than adequate financial resources to implement the integration and execution of the roadmap associated with the McData transactions. For the first full year as a combined company, we expect to generate strong cash flows from recurring operations.

With respect to Brocade’s share repurchase program, at the end of Q3, we had a remaining authorization from our Board of Directors to buy back $52.7 million of Brocade’s stock. To date we have repurchased $47.3 million, including $25.3 million in Q3, but we discontinued repurchases because of the status of the merger discussions with McData. While we certainly believe we have more than adequate resources to affect the buyback on a near-term basis, our ability to execute on our buyback will likely be constrained by federal security laws during this pending transaction.

With regards to the integration, we know that it is critical that we get it right from the start. As many of you know, two years ago Brocade realigned its business and focused on an operational excellence initiative, which included R&D productivity enhancements, contract manufacturing and supply chain consolidation, rightsizing SG&A expense to industry benchmarks and strengthening our financial model. The results of those initiatives can be seen in the strong financial performance that we have posted over the past year. We will apply the same principles that we used then to this transaction. We have a strong understanding of our customers, of our partners and our market needs, our supply chain and our cost structure.

We believe that with Brocade’s leadership team and the combined Company resources, we will be able to quickly assess and make the appropriate decisions regarding the combined business. We believe that we understand the integration challenges and risks associated with this transaction, and we will be decisive and swift in our actions. Brocade will lead the integration process, and we will devote significant attention and resources, including the use of strategic advisors where required to ensure a smooth, efficient and quick integration.

As you probably know, we cannot conduct business on a combined basis until the transaction closes. But we are able to engage in integration planning in advance of the transaction close. We will be able to share additional details about this, as well as provide you with more granular combined company forecasts, as we get more visibility on the closing of the transaction. We are confident in our belief that this transaction will benefit customers and shareholders alike, and we are motivated to complete this transaction successfully.

I would now like to turn the call back over to Mike for some concluding comments.

Mike Klayko - Brocade Communications Systems - CEO

Thanks, Richard. I hope you can appreciate why John and I, along with the rest of our management teams, are excited about this transaction. We have continued to demonstrate our commitment to creating innovative solutions for customers, joint market opportunities for partners and ongoing shareholder value. The combination of Brocade and McData will allow us to continue and accelerate our achievement in each of those areas.

Finally, I want to remind you that Brocade will be hosting an analyst meeting in New York City on September 12 where we will discuss Brocade’s business, our strategy and vision for our rapidly evolving market. With that, we will be happy to take your questions.

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F I N A L    T R A N S C R I P T

Aug. 08. 2006 / 8:00AM, BRCD - Brocade Communications Systems, Inc. Conference Call

Q U E S T I O N S    A N D    A N S W E R S

Operator

(OPERATOR INSTRUCTIONS). Laura Conigliaro, Goldman Sachs.

Laura Conigliaro - Goldman Sachs - Analyst

A couple of things please. First of all, you are talking about $100 million in annualized savings, so 25 million a quarter. That implies that you are going to be keeping most of McData’s expense structure. Maybe you can run us through in more detail, apart from G&A, specifically what expenses will be eliminated?

Also, can you talk about not capping purchase accounting and other things, the difference that you would expect between non-GAAP and GAAP earnings once you get through the four quarters that you’re talking about? Those are starting. I have one more question after that.

Mike Klayko - Brocade Communications Systems - CEO

Okay. I’m going to have Richard take that.

Richard Deranleau - Brocade Communications Systems - CFO

So when you look at the expenses that we are looking at, the 100 million in annualized savings by the end of the fourth quarter of combined operations, what you are going to see as I said earlier was savings in both headcount and non-headcount expenses. You are going to see that affecting the product in cost of goods sold, you will see that in R&D and you will see that in SG&A. So really across the P&L.

When you think about GAAP versus non-GAAP, it is really too early in the transaction for us to give you that detail. But, as we get further in the transaction, we will be providing that information.

Laura Conigliaro - Goldman Sachs - Analyst

One last question, and that is to what extent do you really intend to gradually wean your customers off of McData and start moving them towards Brocade systems?

Mike Klayko - Brocade Communications Systems - CEO

I actually think that we both have our strengths, and frankly, the real benefit of this is the customer. It allows them to expand some of their operations, and as they design new data centers out, I think the skills we both bring together and as we converge on a new technology platform, which will be the converge point some time in the future, then they will get even more significant benefits. In the time-being, there is enough compelling value that allows the customer to benefit for this transaction early on.

Shirley Stacy - Brocade Communications Systems - Director, IR

Thank you. Next question, please.

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F I N A L    T R A N S C R I P T

Aug. 08. 2006 / 8:00AM, BRCD - Brocade Communications Systems, Inc. Conference Call

Operator

Tom Curlin, RBC Capital Markets.

Tom Curlin - RBC Capital Markets - Analyst

It seems to me that with this deal in place you have got a competitor off the table that might be used as leverage by OEMs to the degree you are conflicting with OEMs on some of your new growth initiatives. Do you think that is a fair assessment, and if so does that then really accelerate your ability, if you will, to transform the go-to-market model in the SAN switching space in terms of a more direct to the customer value proposition, as well as enabling you to move forward with less competitive encumbrances with respect to some of the Tapestry initiatives?

Mike Klayko - Brocade Communications Systems - CEO

Actually I don’t think that is the case from the OEM. I think it is actually very beneficial to the OEMs. We can simplify the [qual] process, eliminate a lot of duplicity. It is going to eliminate a lot of the testing costs, and frankly I think what we will be able to do is take some of the R&D savings or R&D dollars we’re going to generate from this and create new solutions and new go-to-market opportunities, because we’re not really going to change the go-to-market model here. But we are going to be able to bring new solutions to the market faster, and I think that is to the benefit of all, the customer more importantly. Also, the OEM will be able to generate new revenue streams.

Tom Curlin - RBC Capital Markets - Analyst

With respect to some of the Legacy CNT products specifically around extension, does that fit into the forward model, or would that be part of the thinking on revenue attrition going forward?

Mike Klayko - Brocade Communications Systems - CEO

I think we have got that baked into our revenue model going forward. I mean obviously distance is a customer problem that they are all wrestling with, and as we get further into the integration plans, we will figure out how that fits in the overall portfolio of offerings.

Tom Curlin - RBC Capital Markets - Analyst

And then finally, why — I think a key question, of course, will be why now? Not that it’s a bad thing. This is something that needed to happen, frankly. But you’re still paying a premium for McData at a time when the Company was clearly losing share momentum. And so why a premium right and sort of why the timing as of today other than just McData is willingness finally to do a deal?

Mike Klayko - Brocade Communications Systems - CEO

Well, actually you have heard us almost like a broken record go, and we have said our strategy has been very consistent over the last 18 months in where we are going and what we are trying to do. This is not something we have thought about for a quarter. This is something we have been executing on for the last few years, and this fits nicely in our strategy. It fits hand in glove with the vision. It is very compelling for our customers, and it helps us actually accelerate what we’re trying to do. So I think it is — the timing of this is fine.

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F I N A L    T R A N S C R I P T

Aug. 08. 2006 / 8:00AM, BRCD - Brocade Communications Systems, Inc. Conference Call

Operator

Aaron Rakers, A.G. Edwards.

Aaron Rakers - A.G. Edwards - Analyst

A couple of questions. I would like to dig a little bit deeper into the 100 million operating synergies. Can you give any color between what you guys perceive between headcount versus non headcount-related expenses?

And then also I have heard you talk about converged solutions at some point or converged platforms going forward. Is that convergence included in that 100 million, or is that something that happened longer-term looking out into late ‘07, 2008 timeframe?

Mike Klayko - Brocade Communications Systems - CEO

Okay. So I will have — Richard, you take the first part, and Tom, you take the second part.

Richard Deranleau - Brocade Communications Systems - CFO

Okay. So, at this point, we’re pretty early into the process of determining the integration and the planning that we’re going to do. We have done quite a bit of work and quite a bit of modeling. So there is a combination of both headcount savings and non-headcount savings. But I would prefer not to try to go into that at this point.

What I would think about, though, is again our business model and managing our expenses within the [ERs] that we have always talked about to achieve the strength of that business model and the leverage we get from the combination.

Tom Buiocchi - Brocade Communications Systems - VP, Marketing

Richard talked about the synergies of $100 million in the annualized first four quarters of combined operations. We’re looking at a converged platform opportunity at the next major technology cycle, and if you look at the technology cycles and roadmaps and so forth, that is probably outside that window, a little further to the right.

Aaron Rakers - A.G. Edwards - Analyst

And then one other question, can you — actually two. Can you talk about the Company’s two different strategies from the blade server market and how you see that playing out going forward? And then also, just highlight what is the breakup fees of the acquisition?

Tom Buiocchi - Brocade Communications Systems - VP, Marketing

From the product side, it is a bit premature to do that. We’re going to get into the integration planning process and kind of work that stuff out, so we will get you updated on that.

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Aug. 08. 2006 / 8:00AM, BRCD - Brocade Communications Systems, Inc. Conference Call

Richard Deranleau - Brocade Communications Systems - CFO

On the breakup fees, obviously in a transaction like this there are breakup fees involved, and there will be a lot of detail coming out in the proxies and S-4 that we will file. But I think the focus really is that we are very confident in this transaction closing, and I think that is the point take away.

Operator

Mark Kelleher, Canaccord Adams.

Mark Kelleher - Canaccord Adams - Analyst

Thanks. I wanted to go back to maybe Tom Curlin’s point a little bit ago in terms of why now? There is a complete overlap in products and customers. We get these synergies with a cost-cutting, but is there some specific technology that McData brings to Brocade’s technology suite that Brocade did not have that you are trying to get hold of and can use to incorporate. Because otherwise it looks like you’ve got one company that was doing very well, Brocade; one company that was stumbling, McData, and had you just waited a couple of quarters, you might have had that market share anyway.

Mike Klayko - Brocade Communications Systems - CEO

Richard, you are going to take it, and I will close on that.

Richard Deranleau - Brocade Communications Systems - CFO

Yes, one of the thoughts on this, though, is think about the leverage, and we have shown you the leverage in Brocade’s financial model. I mean you have seen how when we have additional revenue, you see the strength in that model. So when you layer these two companies together, you get a compelling financial model, and I think that is an important point to keep in mind.

Mike Klayko - Brocade Communications Systems - CEO

Then from an strategy standpoint, as we are executing on our strategy and vision, the same issues and problems that we see in the marketplace exists for the customers that McData currently has. What we are going to be able to do is accelerate new solutions into a much wider base.

Next question.

Operator

Mark Moskowitz, JPMorgan.

Mark Moskowitz - JPMorgan - Analyst

Getting back to the termination fees, you would not specify the dollar amount. Can you maybe talk about the fee competitive bidding process that was going on prior to the announcement today?

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Aug. 08. 2006 / 8:00AM, BRCD - Brocade Communications Systems, Inc. Conference Call

Richard Deranleau - Brocade Communications Systems - CFO

With respect to the bidding process, there was no bidding. Mike will have some color around that. And again I think the focus from the point of the definitive agreement is we expect to close this transaction. We are very confident in that.

Mike Klayko - Brocade Communications Systems - CEO

Yes, in fact, we have known each other for a long time. So we have had — obviously we have had this thought for awhile. In the last couple months, we chatted and you will see this in the proxy, it will all come out. And then in the last couple of weeks it went very very fast. So I would not suggest there was a bidding.

Mark Moskowitz - JPMorgan - Analyst

I guess the question has kind of been asked a few times already, but to put it another way then, if there really was no other bidder out there. I guess I’m kind of — just wanted to get more color from you as far as what really inspired this transaction given McData has been kind of down on one knee for awhile, and Brocade, in terms of what you have been doing with your strategy and your marketshare momentum in the past 18 months, why the transaction will take place now if there was not a bidder?

Mike Klayko - Brocade Communications Systems - CEO

Again, I want to reiterate. It is really not about the near-term. This is about the long-term. This is about us being able to go ahead and execute on the vision and strategy that we have been very, very consistent with and allows us actually to accelerate on that and generate new sources and streams of revenue after the completion of this transaction.

Mark Moskowitz - JPMorgan - Analyst

Okay. And then just lastly, as far as the potential revenue, can you may be break out how much of that is OEM-specific in terms of OEM reallocations versus product-related?

Mike Klayko - Brocade Communications Systems - CEO

Richard, I will have you do that.

Richard Deranleau - Brocade Communications Systems - CFO

No, we’re not breaking that out.

Mark Moskowitz - JPMorgan - Analyst

Okay. Thank you.

Operator

Samuel Wilson, JMP Securities.

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Aug. 08. 2006 / 8:00AM, BRCD - Brocade Communications Systems, Inc. Conference Call

Samuel Wilson - JMP Securities - Analyst

Just a couple of questions. First, I’m not sure if I missed this, but what would you expect the onetime fee to be, the onetime charge to be associated with the merger and how much of that will be cash? I’m not interested in the restructuring part just the fee associated with the actual transaction. Also, maybe Mike, can you just give us a sense of who approached whom? How long have the discussions been going on, that sort of thing? Just how did it roll?

Mike Klayko - Brocade Communications Systems - CEO

Just quickly on the fees, we just announced the deal, so trying to pull out all of these expenses is just too early for that.

Mike Klayko - Brocade Communications Systems - CEO

And your question to me on who approached who, you know actually like I said we have known each other for a long time, but a couple of months ago I picked up the phone and called John.

Samuel Wilson - JMP Securities - Analyst

Got it. Thank you.

Operator

Glenn Hanus, Needham.

Glenn Hanus - Needham - Analyst

Anymore color you can give us on the breakout between cost of goods sold, R&D, sales and marketing and G&A? Obviously G&A is a major component of that, and then maybe it is split evenly over the others. Can you give us a little at least qualitative way to think about it in our modeling and allocating that 25 million a quarter?

Mike Klayko - Brocade Communications Systems - CEO

Really at this point I would prefer not to. We will be giving that information to you as we get further in the transaction. We want to be transparent as we do, but it’s just I’m afraid a little too early for that.

Glenn Hanus - Needham - Analyst

How should we think about the 30% possible attrition? What might be a range, and what would be sort of the variable to think about in that range of possible revenue attrition?

Mike Klayko - Brocade Communications Systems - CEO

One of the things that whenever you do a successful transaction, you put various models in place. It is our intent not to lose any revenue. However, when you’re putting models in place, you have to model it to make sure from a shareholder perspective, and just for good due diligence, you have to put various models down. So it is our intent not to lose any; however, we have modeled in that this is still a very good transaction if, in fact, something would happen that we could lose up to 30% of revenue. But our intent is not to lose any revenue.

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F I N A L    T R A N S C R I P T

Aug. 08. 2006 / 8:00AM, BRCD - Brocade Communications Systems, Inc. Conference Call

Richard Deranleau - Brocade Communications Systems - CFO

And that again just shows the strength and the leverage and the model and the scale that we get from this transaction.

Glenn Hanus - Needham - Analyst

Can you give us any more color in your modeling of how to think about if there were the 30%, how that — where that would come from more or less from a sort of overall product line perspective?

Richard Deranleau - Brocade Communications Systems - CFO

No, I think the way to think about this more is that the model works. We expect to be able to be accretive in the fourth quarter of combined operations, irrespective of a huge revenue loss, which, frankly, as Mike said, we have no intention of letting that happen.

Shirley Stacy - Brocade Communications Systems - Director, IR

Operator, we will take one more question, please.

Operator

Frank Timmons, Robert Baird.

Frank Timmons - Robert Baird - Analyst

Thank you for letting me sneak in here. Just a question on some of the cultural challenges around the acquisition, if you expect any? CNT obviously went through kind of a big acquisition. They are acquiring a Company that up until a few years ago was “the rival”. How do you think about that, if any, and how do you plan to kind of identify key employees that you want to keep?

Mike Klayko - Brocade Communications Systems - CEO

Sure. In fact, John, why don’t you take first crack at that.

John Kelley - McData - CEO

We’ve had some great experience with the CNT acquisition as we have others. And while integration and acquisitions are always tough, we have had some great best practices that we have already started sharing with Mike and his team. When you combine Brocade’s ability to do acquisition around an operational model as they have described, coupled with the lessons we have learned and some of the very very good things that have occurred, I think that there is a huge opportunity to put these tough cultures together in a hurry.

Mike Klayko - Brocade Communications Systems - CEO

And so just to comment on that, really at the end of the day, people are really important in any business. So we’re going to sit down, we’re going to do this right, and I think we will put some thought behind it, and we will come away with one culture when it is all said and done.

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F I N A L    T R A N S C R I P T

Aug. 08. 2006 / 8:00AM, BRCD - Brocade Communications Systems, Inc. Conference Call

Shirley Stacy - Brocade Communications Systems - Director, IR

Thank you, everyone, for joining us today. If there is any additional follow-up questions you have, please call Brocade Investor Relations at 408-333-5752. Thank you for joining us.

Operator

Thank you for participating in today’s Brocade and McData conference call. You may now disconnect.

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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.

McData and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.